Exhibit 99.1

Alexco Reminds Shareholders of Voting Cut-Off for Upcoming Shareholders Meeting

VANCOUVER, May 29, 2018 /CNW/ - Alexco Resource Corp. (NYSE American: AXU, TSX: AXR) would like to remind shareholders they have until 1:30 pm (Vancouver Time) on Tuesday June 5, 2018 to vote their shares for the upcoming Annual General Meeting ("Meeting") of Alexco shareholders to be held at 1:30 pm (Vancouver Time) on Thursday, June 7, 2018.

Shareholders are urged to carefully read the information circular in connection with the Annual General meeting. A copy of the information circular in addition to other meeting materials is available on SEDAR at www.sedar.com and on Alexco's website at www.alexcoresource.com/investors/annual-general-meeting/. Management of Alexco recommends a vote FOR all proposed resolutions.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE VOTE TODAY.

How to Vote and Shareholder Questions

Registered Holders:  due to the essence of time, holders are asked to return their proxies using the following methods by June 5, 2018 at 1:30 p.m. (Pacific Time):

INTERNET:	Vote online at www.investorvote.com using the control number located on the bottom left hand side of the proxy.

TELEPHONE:	Call 1-866-732-VOTE (8683) toll free.

Beneficial Holders:  due to the essence of time holders are asked to return their voting instruction forms using the methods set out on their voting instruction form or business reply envelope, or as set out below, by June 4, 2018 at 1:30 p.m. (Pacific Time):

INTERNET:	Vote online at www.proxyvote.com using the control number located on the voting instruction form.

TELEPHONE:	Canada: Call 1-800-474-7493 (English) OR 1-800-474-7501 (French) United States: Call 1-800-454-8683

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

View original content:http://www.prnewswire.com/news-releases/alexco-reminds-shareholders-of-voting-cut-off-for-upcoming-shareholders-meeting-300655784.html

SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2018/29/c1100.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Lisa May, Director of Investor Relations; Phone: (778) 945-6577, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 18:00e 29-MAY-18